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rikkisbarsf • Follow

rikkisbarsf Over the last decade women's professional sports have gained stability, investment, and respect. Over the last year interest has skyrocketed—yet there is not a reliable place to watch in San Francisco.

Join the team by becoming an investor in Rikki's*—this wouldn't be possible without community like you!

Learn more at the link in our bio

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* We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No

81 likes

August 30

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rikkisbarsf • Follow

Learn more at the link in our bio
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* We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Edited · 2w

81 likes

August 30

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